UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number: 001-41072

Iris Energy Limited
(Translation of registrant’s name into English)

Level 12, 44 Market Street
Sydney, NSW 2000 Australia
+61 2 7906 8301
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

On November 3, 2022, Iris Energy Limited (the “Company”) distributed a notice (the “Notice of Meeting and Explanatory Statement”) of its 2022 Annual General Meeting (the “2022 AGM”), a notice and access card and a proxy card to its shareholders. The 2022 AGM will be held on December 13, 2022 at 3:30 p.m. (ET) (December 14, 2022 at 7:30 a.m. (AEDT)), virtually.

The Notice of Meeting and Explanatory Statement for the 2022 AGM, the notice and access card, the proxy card and the Company’s Consolidated Annual Report for the year ended June 30, 2022, dated September 15, 2022, prepared in accordance with the Australian Corporations Act 2001 (Cth), as lodged with the Australian Securities and Investments Commission on September 21, 2022 (AEST) (the “2022 Australian Annual Report”) are furnished herewith as Exhibits 99.1, 99.2, 99.3 and 99.4, respectively, to this Report of Foreign Private Issuer on Form 6-K.

The Company’s Annual Report on Form 20-F for the year ended June 30, 2022, filed with the Securities and Exchange Commission on September 13, 2022 (ET), and the 2022 Australian Annual Report are also available on the Company’s investor relations website at https://investors.irisenergy.co/financial-information/annual-reports.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Notice of Annual General Meeting and Explanatory Statement

99.2	Notice and Access Card

99.3	Proxy Card

99.4*
Iris Energy Limited Consolidated Annual Report for the year ended June 30, 2022, dated September 15, 2022 (incorporated by reference to Exhibit 99.1 to the Company’s Report on Form 6-K filed with the SEC on October 13, 2022)

*	Incorporated by reference

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Iris Energy Limited

Date: November 3, 2022	By:	/s/ Daniel Roberts
Daniel Roberts
Co-Chief Executive Officer and Director